United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of June 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

MINERA ANDES INC. (the “Issuer”)

ANNUAL GENERAL AND SPECIAL MEETING OF

HOLDERS OF COMMON SHARES OF THE ISSUER

JUNE 18, 2009

REPORT OF VOTING RESULTS

NATIONAL INSTRUMENT 51-102 – CONTINUOUS DISCLOSURE OBLIGATIONS

SECTION 11.3

MATTERS VOTED UPON

GENERAL BUSINESS		OUTCOME OF VOTE
1.	To dispense with the reading of the minutes of the last annual and general shareholders’ meeting held on June 27, 2008 and to adopt and approve the same as if read	Carried by a show of hands
2.

To dispense with the reading of the auditor’s report in respect of the audited financial statements of the Corporation for the twelve months ended December 31, 2008 and to adopt and approve the same as if read.

Carried by a show of hands
3.	To fix the board of directors at seven members	Carried by a show of hands
4.	The election of the following seven directors of the Issuer: Robert R. McEwen Allen V. Ambrose Victor Lazarovici Allan J. Marter Dr. Donald R. M. Quick Michael L. Stein Richard W. Brissenden	Carried by a show of hands
5.	The appointment of BDO Dunwoody LLP as the auditors of the Issuer for the ensuing year and the authorization of the directors to fix their remuneration	Carried by a show of hands
SPECIAL BUSINESS
6.	To approve the amendment to the Corporation’s Restated and Amended Articles of Amalgamation	Carried by a show of hands

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Robert R. McEwen
Robert R. McEwen, Interim President and Chief Executive Officer and Executive Chairman

Dated:  June 26, 2009